This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1. Reporting Issuer

Nevsun Resources Ltd. (the “Company”)
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2. Date of Material Change

June 7, 2004

3. Press Release

The press release was issued on June 7, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4. Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the assay results from Diamond Drill Holes B-231 to B-253 and Reverse Circulation (RC) Drill Holes BRC-021 to BRC-030, from its 90% owned Bisha Project in Eritrea.

These results are part of the on-going in-fill drill program at the Bisha Project. Results continue to outline significant high grades intercepts in the gold bearing oxide, supergene copper, and primary sulphide zones of the deposit.

5. Full Description of Material Change

See attached news release.

6. Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on June 7, 2004.

NEVSUN RESOURCES LTD.

Per:ôMaureen Carseö

Maureen D. Carse

Corporate Secretary

NEVSUN ANNOUNCES MORE HIGH GRADE GOLD, SILVER, COPPER, AND ZINC ASSAYS FROM BISHA PROJECT

June 7, 2003

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the assay results from Diamond Drill Holes B-231 to B-253 and Reverse Circulation (RC) Drill Holes BRC-021 to BRC-030, from its 90% owned Bisha Project in Eritrea.

These results are part of the on-going  in-fill drill program at the Bisha Project. Results continue to outline significant high grades intercepts in the gold bearing oxide, supergene copper, and primary sulphide zones of the deposit. A specific zonation of zinc rich and copper rich mineralization is present within the primary zone situated below the supergene copper horizon and the high-grade gold oxide cap.

Nevsun continues to focus the current drill program on the full delineation of the gold bearing oxide and supergene copper bearing massive sulphides over 1200 meters of strike length of the Bisha Main deposit with in-fill drilling on 25 meter sections. Reverse circulation in the far southern portion of the Bisha Main continues to intercept the  gold bearing oxide zone as seen in RC holes BRC-021, 022, 023, 026 and in BRC-027.

HIGHLIGHTS:

  Oxide Zone

  Hole BRC-027 intersected 12.0 meters grading 13.1 g/t Au and 188.6 g/t Ag

  Hole B-248 intersected 10.4 meters grading 52.28 g/t Au and 330.88 g/t Ag Supergene Zone

  Hole B-241 intersected 20.2 meters of supergene copper grading 15.9% Cu (including 28.53 % Cu over 9.7 meters)

  Hole B-247 intersected 49.5 meters of supergene copper grading 4.25% Cu

  Hole B-253 intersected 15.0 meters of supergene copper grading 4.65% Cu Primary Zone

  Hole B-92 intersected 16.08 meters of primary mineralization grading 18.7% Zn

  Hole B-189 intersected 5.4 meters of primary mineralization grading 21.48% Zn

  Hole B-236 intersected 27.0 meters of primary mineralization grading 11.40% Zn and 1.40% Cu

  Hole B-238 intersected 42.0 meters of primary mineralization grading 8.88 % Zn and 0.58% Cu

  Hole B-243 intersected 23.9 meters of primary mineralization grading 11.15% Zn and 0.56% Cu

Assay results from drill holes at  the Bisha Main Zone are listed below by mineral zones: O-Oxide, S-Supergene sulphides, P-Primary sulphides, Str-Stringer. Zinc enriched sections have been averaged using a 2.0% lower cut-off and a 30% upper cut-off. (A drill plan map is being updated and will be available from the Company on Wed. June 9, 2004).

Diamond Drilling results:

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
Oxide
B-248	29.6	38.5	10.4	52.28	330.88	0.02	2.82	0.02	O	1716050
B-249	25.5	46.5	21.0	2.33	59.21	0.04	0.09	0.05	O	1716025
B-251	9.0	10.5	1.5	2.46	2.0	0.07	0.04	0.13	O	1716000
B-253	2.0	4.5	2.5	10.5	0.5	0.03	0.03	0.03	O	1716025
Supergene
B-232	127.12	132.2	5.08	1.33	60.37	1.86	0.13	3.84	S	1715850
B-234	54.0	63.0	9.0	0.01	0.83	1.31	0	0.02	S	1715900
B-235	57.0	63.0	6.0	0.0	4.79	1.05	0.01	0.02	S	1715925
B-237	50.5	56.5	6.0	0.18	1.75	1.16	0.0	0.12	S	1715975
B-239	51.0	71.7	20.7	1.39	18.67	0.09	0.0	0.01	S	1716000
Incl.	51.0	60.0	9.0	2.62	35.83	0.11	0.0	0.01	S
B-240	44.9	52.7	7.8	0.71	23.08	3.66	0.11	0.03	S	1715375
B-241	42.0	58.5	16.5	1.91	86.4	0.06	0.02	0.01	S	1716050
And	61.0	81.2	20.2	0.84	46.34	15.90	0.35	1.09	S

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
B-241	71.5	81.2	9.7	1.12	83.37	28.53	0.71	2.24	S	1716050
B-242	64.5	91.5	27.0	0.54	27.21	2.05	0.01	0.11	S	1715400
B-244	42.0	59.97	17.97	2.14	153.15	0.01	0.0	0.01	S	1716025
B-245	55.5	60.0	4.5	0.01	0.50	1.02	0.02	0.04	S	1716100
B-246	56.0	68.4	12.4	0.0	0.5	1.02	0.0	0.01	S	1715725
B-247	42.0	46.5	4.5	37.03	1531.3	0.07	5.31	0.01	S	1716050
and	46.5	96.0	49.5	0.75	32.45	4.25	0.07	0.03	S
B-248	44.0	67.0	23.0	0.29	6.47	1.29	0.01	0.01	S	1716050
B-249	48.0	83.5	35.5	0.43	12.39	2.08	0.02	0.03	S	1716025
B-250	52.0	56.55	4.55	0.0	0.64	1.02	0.0	0.06	S	1715700
B-253	47.5	58.0	10.5	0.01	0.69	0.58	0.0	0.03	S	1716025
B-253	77.5	92.5	15.0	1.05	40.68	4.65	0.06	0.03	S
Primary
B-92	194.82	210.9	16.08	0.58	86.75	0.58	0.99	18.69	P
and	220.0	227.5	7.5	0.46	51.6	2.49	0.0	0.25	P
B-189	240.4	254.5	14.1	0.52	57.01	1.20	0.37	8.68	P	1715250
Incl.	241.8	247.2	5.4	0.57	87.41	0.62	0.92	21.48	P
B-233	222.1	237.0	14.9	0.74	49.17	0.72	0.38	12.41	P
B-234	137.05	141.85	4.80	1.31	51.7	0.41	0.21	6.14	P	1715900
B-235	123.5	127.5	4.0	1.35	33.18	0.31	0.19	4.69	P	1715925
B-236	82.75	120.5	37.75	0.84	60.13	1.45	0.29	8.45	P	1715300
Incl.	84.0	111.0	27.0	0.95	67.44	1.40	0.40	11.40	P
B-237	116.94	120.0	3.06	1.33	57.41	0.55	0.27	10.86	P	1715975
B-238	94.7	136.7	42.0	0.93	42.53	0.58	0.40	8.88	P	1715350
B-240	158.0	186.5	28.5	0.81	41.16	1.51	0.13	4.93	P	1715375
Incl.	158.0	171.5	13.5	1.02	41.30	0.80	0.27	10.18	P
Incl.	171.5	186.5	15.0	0.12	41.02	2.15	0.0	0.20	P
B-241	81.2	127.0	45.8	0.74	23.23	0.85	0.07	1.53	P	1716050
B-242	91.5	133.0	41.50	0.74	56.28	1.56	0.28	6.58	P	1715400
Incl.	112.0	133.0	21.0	0.87	71.70	1.29	0.54	12.50	P
B-243	178.1	202.0	23.9	0.94	59.01	0.56	0.46	11.15	P	1715675
and	202.0	208.1	6.1	3.79	30.39	1.06	0.02	0.70	P
B-251	94.0	106.0	12.0	1.10	44.25	0.93	0.18	7.00	P	1716000
Incl.	98.75	104.5	5.75	1.13	64.91	1.11	0.34	14.57	P
B-253	110.5	119.5	9.0	0.81	41.67	0.44	0.10	7.12	P	1716025

Reverse Circulation Drilling Results

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
Oxide
BRC-021	33.0	36.0	3.0	1.41	13.5	0.11	0.57	0.06	O	1715325
BRC-022	37.0	38.5	1.5	1.57	3.0	0.02	0.13	0.02	O	1715325
BRC-023	18.0	30.0	12.0	1.33	2.5	0.09	0.18	0.07	O	1715350

BRC-026	28.5	36.0	7.5	3.12	3.2	0.10	0.33	0.08	O	1715425
BRC-027	36.0	48.0	12.0	13.06	188.63	0.08	1.22	0.09	O	1715475
BRC-028	18.0	21.4	3.4	9.71	48.18	0.11	2.71	0.11	O	1716075
BRC-029	12.0	15.0	3.0	1.91	60.5	0.18	1.29	0.12	O	1715750
BRC-030	16.5	37.5	21.0	2.11	18.64	0.07	0.68	0.11	O	1715775
Incl.	30.0	37.5	7.5	4.64	38.8	0.08	1.47	0.14	O

Assays on additional holes drilled will be released as available.

Hole B-92 was extended to the east and intersected the main eastern zone of massive sulphides.

Holes BRC-024, BRC-025, B-231 and B-252 did not intersect significant mineralization.

A hydrologist is now on site supervising the drilling of a number of water wells that are being established in the area for hydrological purposes. These will be monitored on a regular basis to determine the signature of the water resources in the area and there availability for processing plant purposes.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com